Exhibit 99.1

PRESS RELEASE

DENISON AND FISSION EXECUTE DEFINITIVE ARRANGEMENT AGREEMENT

Toronto, ON – July 28, 2015 – Denison Mines Corp. (TSX: DML, NYSE MKT: DNN) (“Denison”) and Fission Uranium Corp. (TSX: FCU, OTCQX: FCUUF, FRANKFURT: 2FU) (“Fission”) are pleased to announce that Denison and Fission have entered into a definitive arrangement agreement (the “Arrangement Agreement”) which replaces the binding letter agreement (the “Binding Letter Agreement”) previously announced on July 6, 2015. Pursuant to the Arrangement Agreement, Denison has agreed to combine its business with Fission by way of a court-approved plan of Arrangement (the “Arrangement”).

Information regarding the Arrangement will be contained in information circulars that each of Denison and Fission will prepare, file and mail in due course to their respective shareholders in connection with the special meetings of each of the Denison and Fission shareholders to be held to consider the Arrangement expected to occur in October 2015 or such date as the parties may agree. All shareholders are urged to read the information circulars once they become available as they will contain additional important information concerning the Arrangement.

The Arrangement creates a leading Canadian focused diversified uranium company—combining high quality assets and the management teams of two highly respected companies. Headlining the asset portfolio of the combined company will be two flagship uranium exploration and development projects: Fission’s 100% owned Patterson Lake South Project, and Denison’s 60% owned Wheeler River Project, both located in the Athabasca Basin, in Northern Saskatchewan, Canada.

Transaction Highlights

•	Consolidation of Strategic Uranium Assets: An unrivaled portfolio of strategic uranium asset interests in the Athabasca Basin, headlined by Fission’s 100% owned PLS Project and Denison’s 60% owned Wheeler River Project, Denison’s interests in the Midwest, McClean Lake, Waterbury Lake, Mann Lake, and Wolly projects, and Denison’s strategic 22.5% ownership interest in the McClean Lake Mill;

•	Continued Exploration Potential: Exploration foothold in both the historically prolific Eastern Athabasca Basin and the emergent Western Athabasca Basin, with a dominant combined land package of over 430,000 hectares and a sizeable base of mineral resources defined under NI 43-101;

•	Free Cash Flows: The toll-milling of ore from the Cigar Lake mine under a toll milling agreement between the McClean Lake Joint Venture and the Cigar Lake Joint Venture and management fees from Uranium Participation Corporation are expected to provide the combined company with a source of cash in the future to fund its activities;

•	Complimentary Combined Management Team and Board of Directors: Management from Fission and Denison will be combined, offering expertise and skill in the uranium industry and mergers and acquisitions, as well as the proven ability to finance ambitious exploration programs and successfully explore and develop uranium mining projects;

•	Increased Liquidity: Increased scale is expected to enhance trading liquidity and access to global capital markets; and

•	Valuation Upside: Various monetization options in respect of Denison’s African exploration and development portfolio, including the Falea project in Mali and the Mutanga project in Zambia, are being considered by the combined company and may be pursued when market conditions permit.

Management Team and Board of Directors

The Arrangement Agreement provides that all necessary steps will be taken to ensure that, upon the closing of the Arrangement, Devinder Randhawa, Ross E. McElroy and David Cates will be appointed as the Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer of the combined company, respectively, and that the Board of Directors of the combined company will be reconstituted to consist of ten (10) directors (five from each of the current Denison and Fission Boards of Directors), including Catherine Stefan, Ron Hochstein, Lukas Lundin (non-Executive Chairman), Brian Edgar, Devinder Randhawa, Ross E. McElroy, Frank Estergaard, William Marsh, Jeremy Ross and Joo Soo Park, as nominee of Korea Electric Power Corporation.

Transaction Details

The Arrangement will be effected by way of a Plan of Arrangement completed under the Canada Business Corporations Act among Denison, a wholly owned subsidiary of Denison, and Fission, and it must be approved by the Supreme Court of British Columbia. The Arrangement also requires shareholder approval from two thirds of the votes cast by the holders of Fission common shares (the “Fission Shareholders”), plus any minority approval of Fission Shareholders that may be required by Multilateral Instrument 61-101, and approval of 50% plus 1 of the votes cast by the Denison shareholders at their respective shareholder meetings. Denison shareholders will also be asked to approve a 2-for-1 share consolidation that will take place immediately following the closing of the Arrangement and a name change to “Denison Energy Corp.”. The share consolidation and the name change will require shareholder approval from two thirds of the votes cast by the holders of Denison common shares.

The Arrangement includes a common share exchange through which Fission common shareholders will receive 1.26 common shares of Denison (each a “Denison Share”) for each common share of Fission held plus CAD$0.0001 per share in cash (the “Exchange Ratio”). In the event that the Exchange Ratio would require Denison to issue a number of shares that is greater than the current issued and outstanding shares of Denison, the Exchange Ratio will be adjusted so that the total number of shares to be issued by Denison is equal to the number of issued and outstanding shares of Denison less 100,000 shares. Fission’s outstanding options and warrants will be exercisable to acquire Denison shares, after taking into account the Exchange Ratio.

The combined company will be approximately 50% owned by each of Denison’s and Fission’s existing shareholders on a fully-diluted in-the-money basis. The Exchange Ratio represents a premium of approximately 18% for Fission shares based on the 30 day volume weighted average price of Denison’s and Fission’s shares on the TSX as at July 3, 2015 (the last trading day before the execution of the Binding Letter Agreement)

Denison’s Board of Directors have determined the proposed transaction is in the best interest of Denison and its shareholders, having taken into account the written fairness opinion of Haywood Securities Inc., and have unanimously approved the Arrangement.

The Board of Directors of Fission, acting on the recommendation of its special committee of independent directors, having taken into account the written opinion of Dundee Securities Ltd. dated July 6, 2015, that the transaction is fair, from a financial point of view to Fission securityholders, has determined that the transaction is in the best interests of Fission and has unanimously approved the Arrangement.

Denison and Fission’s Board of Directors recommend that their shareholders vote in favour of the Arrangement.

The respective shareholder meetings of Denison and Fission and the closing of the Arrangement are expected to occur in October 2015 or such date as the parties may agree.

In addition to shareholder approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of other customary conditions. The Arrangement includes customary provisions, including fiduciary-out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Each company has agreed to pay the other party a termination fee of CAD$14.0 million in certain circumstances.

Copies of the Arrangement Agreement and certain related documents and agreements are available through Denison’s filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

About Fission

Fission is a Canadian based resource company specializing in the strategic exploration and development of the Patterson Lake South uranium property—host to the world-class Triple R uranium deposit—and is headquartered in Kelowna, British Columbia. Common Shares are listed on the TSX Exchange under the symbol “FCU”, the OTCQX marketplace in the U.S. under the symbol “FCUUF” and on the Frankfurt Exchange under the symbol “2FU”.

For more information, please contact:

Denison Mines Corp.

David Cates: (416) 979-1991 ext. 362

President and Chief Executive Officer

Sophia Shane: (604) 689-7842

Investor Relations

Fission Uranium Corp.

Dev Randhawa: (250) 868-8140

Chief Executive Officer

Rich Matthews: (877) 868-8140

Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison and Fission,.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of each of Denison and Fission to be materially different from those expressed or implied by such forward-looking statements. Each of Denison and Fission believe that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from the Arrangement; closing of the Arrangement, the board and management team following completion of the Arrangement and the receipt of the necessary shareholder and regulatory approvals.

There can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, in the case of Denison, please refer to “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml, and, in the case of Fission, please refer to “Risk Factors” in Fission’s Annual Information Form dated February 25, 2015 available under its profile at www.sedar.com.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Neither Denison nor Fission undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in their respective expectations except as otherwise required by applicable legislation.

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